UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

PRO ELITE, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

74266D303

(CUSIP Number)

May 14, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74266D303 Page 2 of 12 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). SUMNER M. REDSTONE

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 9,166,668 *

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 9,166,668 *

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,166,668 *

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 19.5% **

12.	Type of Reporting Person (See Instructions) IN

*   Includes 4,166,667 shares that may be acquired pursuant to currently exercisable warrants.

** Based on full exercise of currently exercisable warrants.

CUSIP No. 74266D303 Page 3 of 12 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). NATIONAL AMUSEMENTS, INC. I.R.S. IDENTIFICATION NO. 04-2261332

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Maryland

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 9,166,668 *

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 9,166,668 *

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,166,668 *

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 19.5% **

12.	Type of Reporting Person (See Instructions) CO

*   Includes 4,166,667 shares that may be acquired pursuant to currently exercisable warrants.

** Based on full exercise of currently exercisable warrants.

CUSIP No. 74266D303 Page 4 of 12 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). NAIRI, INC. I.R.S. IDENTIFICATION NO. 04-3446887

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 9,166,668 *

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 9,166,668 *

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,166,668 *

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 19.5% **

12.	Type of Reporting Person (See Instructions) CO

*   Includes 4,166,667 shares that may be acquired pursuant to currently exercisable warrants.

** Based on full exercise of currently exercisable warrants.

CUSIP No. 74266D303 Page 5 of 12 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). CBS CORPORATION I.R.S. IDENTIFICATION NO. 04-2949533

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 9,166,668 *

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 9,166,668 *

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,166,668 *

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 19.5% **

12.	Type of Reporting Person (See Instructions) CO

*   Includes 4,166,667 shares that may be acquired pursuant to currently exercisable warrants.

** Based on full exercise of currently exercisable warrants.

CUSIP No. 74266D303 Page 6 of 12 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). CBS OPERATIONS INC. I.R.S. IDENTIFICATION NO. 13-3844753

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 9,166,668 *

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 9,166,668 *

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,166,668 *

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 19.5% **

12.	Type of Reporting Person (See Instructions) CO

*   Includes 4,166,667 shares that may be acquired pursuant to currently exercisable warrants.

** Based on full exercise of currently exercisable warrants.

CUSIP No. 74266D303 Page 7 of 12 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). SHOWTIME NETWORKS INC. I.R.S. IDENTIFICATION NO. 13-3174413

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 9,166,668 *

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 9,166,668 *

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,166,668 *

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 19.5% **

12.	Type of Reporting Person (See Instructions) CO

*   Includes 4,166,667 shares that may be acquired pursuant to currently exercisable warrants.

** Based on full exercise of currently exercisable warrants.

Item 1.

(a)           Name of Issuer:  Pro Elite, Inc.

(b)                                 Address of Issuer’s Principal Executive Offices:  12100 Wilshire Boulevard, Suite 800
Los Angeles, California  90025

Item 2.

(a)                                  Name of Person Filing:  This Statement is being jointly filed by Sumner M. Redstone, National Amusements, Inc. (“NAI”), NAIRI, Inc. (“NAIRI”), CBS Corporation (“CBS”), CBS Operations Inc. (“CBS Operations”) and Showtime Networks Inc. (“Showtime”).  Showtime is a wholly owned direct subsidiary of CBS Operations.  CBS Operations is a wholly owned direct subsidiary of CBS.  Approximately 76% of the voting stock of CBS is owned by NAIRI.  NAIRI is a wholly owned direct subsidiary of NAI.  Mr. Redstone is the Chairman and President of NAIRI, the controlling stockholder, Chairman and Chief Executive Officer of NAI and the Executive Chairman of the Board of Directors and Founder of CBS.

(b)                                 Address of Principal Business Office or, if none, Residence:  The principal business address of Sumner M. Redstone is c/o National Amusements, Inc., 200 Elm Street, Dedham, Massachusetts 02026; NAI has its principal business office at 200 Elm Street, Dedham, Massachusetts 02026; NAIRI has its principal business office at 200 Elm Street, Dedham, Massachusetts 02026; CBS Corporation has its principal business office at 51 West 52nd Street, New York, New York 10019; CBS Operations has its principal business office at 51 West 52nd Street, New York, New York 10019; and Showtime has its principal business office at 51 West 52nd Street, New York, New York 10019.

(c)                                  Citizenship:  Sumner M. Redstone is a citizen of the United States.  The state of incorporation of NAI is Maryland; the state of incorporation of NAIRI is Delaware; the state of incorporation of CBS is Delaware; the state of incorporation of CBS Operations is Delaware; and the state of incorporation of Showtime is Delaware.

(d)           Title of Class of Securities:  Common Stock, par value $0.0001 per share.

(e)           CUSIP Number:  74266D303

Item 3.         If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)  ☐     Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)  ☐     Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)  ☐     Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)  ☐     Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)  ☐     An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)  ☐      An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)  ☐     A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)  ☐     A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)  ☐                   A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j) ☐       Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Not Applicable.

Item 4.  Ownership

As of May 14, 2007, each of Mr. Redstone, NAI, NAIRI, CBS, CBS Operations and Showtime beneficially owned nine million one hundred sixty-six thousand, six hundred sixty-eight (9,166,668) shares of the Issuer’s Common Stock, representing approximately 19.5% of the Issuer’s issued and outstanding Common Stock (including the full exercise of currently exercisable warrants to acquire 4,166,667 shares).

Due to the relationship among the Reporting Persons as described in Item 2(a) hereof, each of the Reporting Persons may be deemed to share with each of the other Reporting Persons power (i) to vote or direct the vote and (ii) to dispose or to direct the disposition of the Issuer’s Common Stock covered by this Statement to the extent of their beneficial ownership as indicated in this Item 4 above.

Item 5.  Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

See attached exhibit.

Item 8.  Identification and Classification of Members of the Group

Not Applicable.

Item 9.  Notice of Dissolution of Group

Not Applicable.

Item 10.  Certification

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.  Pursuant to Rule 13d-1(k)(1), we agree that this statement is filed on behalf of each of us.

Dated:  May 24, 2007

/s/ Sumner M. Redstone
Name:	Sumner M. Redstone
Individually

NATIONAL AMUSEMENTS, INC.

/s/ Sumner M. Redstone
Name:	Sumner M. Redstone
Title:	Chairman and Chief Executive Officer

NAIRI, INC.

/s/ Sumner M. Redstone
Name:	Sumner M. Redstone
Title:	Chairman and President

CBS CORPORATION

/s/ Louis J. Briskman
Name:	Louis J. Briskman
Title:	Executive Vice President and General Counsel

CBS OPERATIONS INC.

/s/ Louis J. Briskman
Name:	Louis J. Briskman
Title:	Executive Vice President, General Counsel
and Assistant Secretary

SHOWTIME NETWORKS INC.

/s/ Louis J. Briskman
Name:	Louis J. Briskman
Title:	Executive Vice President and Assistant Secretary

JOINT FILING AGREEMENT

The undersigned hereby agree that the Statement on Schedule 13G, dated May  24, 2007 (the “Schedule 13G”), with respect to the Common Stock, par value $0.0001 per share, of Pro Elite, Inc. is, and any amendments executed by us shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and that this Agreement shall be included as an exhibit to the Schedule 13G and each such amendment.  Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning itself contained therein.  This agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the 24th day of May, 2007.

/s/ Sumner M. Redstone
Name:	Sumner M. Redstone
Individually

NATIONAL AMUSEMENTS, INC.

/s/ Sumner M. Redstone
Name:	Sumner M. Redstone
Title:	Chairman and Chief Executive Officer

NAIRI, INC.

/s/ Sumner M. Redstone
Name:	Sumner M. Redstone
Title:	Chairman and President

CBS CORPORATION

/s/ Louis J. Briskman
Name:	Louis J. Briskman
Title:	Executive Vice President and General Counsel

CBS OPERATIONS INC.

/s/ Louis J. Briskman
Name:	Louis J. Briskman
Title:	Executive Vice President, General Counsel
and Assistant Secretary

SHOWTIME NETWORKS INC.

/s/ Louis J. Briskman
Name:	Louis J. Briskman
Title:	Executive Vice President and Assistant Secretary

EXHIBIT

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

The 9,166,668 shares of ProElite, Inc. common stock (including 4,166,667 shares that may be acquired pursuant to currently exercisable warrants) are held by Showtime Networks Inc., a wholly owned subsidiary of CBS Operations Inc., which in turn is a wholly owned subsidiary of CBS Corporation, and may also be deemed to be beneficially owned by (a) NAIRI Inc. (“NAIRI”), which owns approximately 76% of CBS Corporation’s voting stock, (b) NAIRI’s parent corporation, National Amusements, Inc. (“NAI”), and (c) Sumner M. Redstone, who is the controlling stockholder of NAI.